SKK Holdings Limited

27 First Lok Yang

Singapore 629735

January 17, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Babette Cooper

Re:	SKK Holdings Limited
Amendment No. 5 to Draft Registration Statement on Form F-1
CIK No. 0001991261

Ladies and Gentlemen:

The Company is filing Amendment No. 5 to Draft Registration Statement on Form F-1 to provide updates to the Company’s disclosure and offering information.

Please notify R. Joilene Wood of any questions regarding the submission at 415-305-4651 or jwood@troygould.com.

Sincerely,

SKK Holdings Limited

/s/ Koon Kiat Sze
Koon Kiat Sze
Chief Executive Officer

cc:	David L. Ficksman
R. Joilene Wood